# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Emeren Group Ltd, CIK 0001417892
CUSIP: 75971T301
Title of class of securities: Ordinary Shares, no par value, American Depositary Shares, each representing 10 Ordinary shares, no par value per share
Address of issuer's principal executive offices: 149 WATER STREET, SUITE 302, NORWALK, Connecticut (CT), 06854
Date of event which requires filing of this statement: 12/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001383838
Persons authorized to receive notices and communications: Himanshu H. Shah, 2301 Sugar Bush Road, Suite 510, Raleigh, North Carolina (NC), 27612, (919) 719-6360; Andrew Ledbetter, DLA Piper LLP (US), 701 Fifth Avenue, Suite 6900, Seattle, Washington (WA), 98104, (206) 839-4800; Kevin Criddle, DLA Piper LLP (US), 701 Fifth Avenue, Suite 6900, Seattle, Washington (WA), 98104, (206) 839-4800

## Reporting persons
- Shah Capital Management (CIK 0001383838): type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Shah Capital Opportunity Fund LP (CIK 0001392302): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Himanshu H. Shah (CIK 0001726830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value, American Depositary Shares, each representing 10 Ordinary shares, no par value per share
Name of issuer: Emeren Group Ltd
Address of issuer's principal executive offices: 149 WATER STREET, SUITE 302, NORWALK, Connecticut (CT), 06854
Comment:
This Amendment No. 12 (this "Amendment") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 1, 2019 (the "Original Schedule 13D" and, as amended by Amendment No. 1 filed with the SEC on December 28, 2020, Amendment No. 2 filed with the SEC on January 8, 2021, Amendment No. 3 filed with the SEC on July 15, 2022, Amendment No. 4 filed with the SEC on September 16, 2022 , Amendment No. 5 filed with the SEC on January 13, 2023, Amendment No. 6 filed with the SEC on September 25, 2023, Amendment No. 7 filed with the SEC on January 5, 2024, Amendment No. 8 filed with the SEC on March 17, 2025, Amendment No. 9 filed with the SEC on June 20, 2025, Amendment No. 10 filed with the SEC on July 7, 2025, and Amendment No. 11 filed with the SEC on September 3, 2025, the "Schedule 13D") is being filed by Shah Capital Management, Inc. ("Shah Capital"), Shah Capital Opportunity Fund LP ("Shah Opportunity"), and Himanshu H. Shah ("Mr. Shah" and, together with Shah Capital and Shah Opportunity, the "Reporting Persons"), with respect to the ordinary shares, no par value per share (the "Ordinary Shares") and the American Depository Shares, each representing ten Ordinary Shares (the "ADSs") of Emeren Group Ltd (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

This Amendment amends and supplements the Schedule 13D to describe the closing of the merger pursuant to the Agreement and Plan of Merger by and among the Issuer, Shurya Vitra Ltd., a BVI business company incorporated under the Laws of the British Virgin Islands ("Parent"), and Emeren Holdings Ltd, a BVI business company incorporated under the Laws of the British Virgin Islands and a wholly owned subsidiary of Parent ("Merger Sub"), dated as of June 18, 2025, as amended on September 2, 2025 (the "Merger Agreement").

Other than as set forth below, all Items in the Schedule 13D are materially unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Amendment and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended to include the following disclosure at the end of the Item:

Closing of the Merger

On December 9, 2025, the Issuer's shareholders approved the Merger and certain related matters.

On December 12, 2025, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving such merger as a wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger, each then-outstanding equity security of the Issuer was cancelled. Each then-outstanding:

o ADS and Ordinary Share (other than Excluded Shares (as defined in the Merger Agreement)) automatically converted into the right to receive $2.00 per ADS or $0.20 per Ordinary Share (as applicable, the "Merger Consideration"), less a $0.05 per ADS cancellation fee pursuant to the terms of the deposit agreement and subject to all applicable withholding.
o Vested option with an exercise price less than the Merger Consideration converted into the right to receive a cash payment equal to the difference between the Merger Consideration and the exercise price, multiplied by the number of shares subject to such option.
o Vested option with an exercise price equal to or greater than the Merger Consideration, unvested option, and unvested restricted share unit award ("RSU") was replaced with an employee incentive award of the surviving company, with terms substantially similar to the original award, which may be settled in cash or property other than shares, as determined by Parent.
o Vested RSU converted into the right to receive a cash payment equal to the Merger Consideration.

As a result of the closing of the Merger and the other transactions contemplated by the Merger Agreement, the Reporting Persons no longer beneficially own any Ordinary Shares or ADSs. The 184,092,490 Ordinary Shares that were Rollover Securities held by Shah Opportunity were exchanged ordinary shares of Parent, and the 3,526,170 Ordinary Shares held by Shah Capital and 563,700 Ordinary Shares held by Mr. Shah were converted into the right to receive the Merger Consideration.

In connection with the closing of the Merger, the Issuer notified the New York Stock Exchange ("NYSE") of its intent to remove the ADSs from listing on the NYSE and requested that NYSE (i) suspend trading of the Ordinary Shares on the NYSE prior to the opening of trading on December 15, 2025 and (ii) file a Notification of Removal of Listing and/or Registration on Form 25 with the SEC to delist and deregister the ADSs under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The delisting and deregistration under Section 12(b) of the Exchange Act will become effective 10 days after the filing of Form 25. The Issuer intends to file with the SEC a certification and notice on Form 15 with respect to the Ordinary Shares once the delisting and deregistration under Section 12(b) of the Exchange Act becomes effective. The Issuer's reporting obligations under the Exchange Act will be suspended upon the Issuer's filing of the Form 15 with the SEC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of December 12, 2025, the Reporting Persons do not beneficially own, directly or indirectly, any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of December 12, 2025, the Reporting Persons do not have sole or shared power to vote, to direct the vote, to dispose of, or to direct the disposition of any Ordinary Shares.
Transactions in the class effected during the past sixty days: Except as otherwise described in the Schedule 13D, the Reporting Persons have not effected in any transactions in Ordinary Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each Reporting Person ceased to be a beneficial owner of more than five percent nof the Ordinary Shares upon the closing of the Merger on December 12, 2025.

## Signatures
- Shah Capital Management: /s/ Himanshu H. Shah, Himanshu H. Shah, President and Chief Investment Officer (12/16/2025)
- Shah Capital Opportunity Fund LP: /s/ Himanshu H. Shah, Himanshu H. Shah, Managing Member (12/16/2025)
- Himanshu H. Shah: /s/ Himanshu H. Shah, Himanshu H. Shah (12/16/2025)